UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

COMMERCETEL CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	26-3439095
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8929 Aero Drive, Suite E
San Diego,	CA 92123
(Address of principal executive offices)	(Zip code)

(866)622-4261

 (Registrant’s telephone number, including area code)

Copies to:
Louis A. Brilleman, Esq.
1140 Avenue of the Americas, 9th Floor
New York, New York 10036
Phone: (212) 584-7805
Fax: (646) 380-6635

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS SCHEDULE 14F.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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COMMERCETEL CORPORATION
8929 Aero Drive, Suite E
San Diego, CA 92123

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

November 8, 2010

This Information Statement is being furnished to holders of record of the common stock of CommerceTel Corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about November 8, 2010, by the Company to the holders of record of shares of its Common Stock as of the close of business on that date.  On the tenth (10th) day after this Information Statement has been mailed to the stockholders, the director designees named herein will be elected to the Board (the “Effective Date”).

You are receiving this Information Statement as a stockholder of the Company to inform you of an anticipated change in control of the Company and a change in the majority of the Board effected pursuant to a Share Exchange Agreement, dated as of November 2, 2010 (the "Exchange Agreement"), by and among the Company, CommerceTel Inc. (“CTI”), CommerceTel Canada Corporation (“CTel Canada”) and the other shareholders of CTI (collectively with CTel Canada, the “Sellers”).  Pursuant to the Exchange Agreement, on November 2, 2010 (the “Closing Date”) of the Share Exchange, the Company issued a total of 10,000,000 shares of common stock to the Sellers in exchange for the transfer to the Company of all issued and outstanding shares of CTI (the “Share Exchange”).  As a result of the Share Exchange, CTI became the wholly-owned subsidiary of the Company and CTel Canada became the Company’s largest stockholder.  Contemporaneously with the consummation of the Share Exchange and as a condition prior thereto, the Company raised $1,000,000 through the issuance of secured promissory notes.  A detailed description of the Share Exchange is included in the Company’s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on November 8, 2010.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEES TO THE BOARD.  NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

VOTING SECURITIES

The Company is authorized to issue 150,000,000 shares of common stock, par value of $0.001 per share (the “Common Stock”).  On November 8, 2010, there were 17,700,000 shares of our common stock issued and outstanding.  This number gives effect to the completion of the Share Exchange and to the cancellation of 4,300,000 shares that occurred immediately following the completion of the Share Exchange .

Each share of issued and outstanding common stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of November 5, 2010, certain information regarding the beneficial ownership of the Company’s Common Stock giving effect to the Share Exchange.  The table sets forth the beneficial ownership of (i) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of Common Stock; (ii) each of the nominees for director and executive officer of the Company; and (iii) all of our executive officers and nominees for director as a group.  The number of shares owned includes all shares beneficially owned by such persons, as calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Under such rules, beneficial ownership includes any shares of Common Stock as to which a person has sole or shared voting power or investment power and any shares of Common Stock which the person has the right to acquire within 60 days of November 5, 2010 through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.  Unless otherwise indicated, the address of each  shareholder is c/o the Company, 8929 Aero Drive, Suite E, San Diego, CA 92123.

Name of Beneficial Owner	Number of Shares	Percentage(1)

CommerceTel Canada Corporation	7,267,972	41.1%
1 First Canadian Place
100 King Street West
Toronto, ON M5X 1B2
Dennis Becker (2)	7,360,335	41.6%
David Souaid	-0-	N/A
Fraser Clarke (3)	7,267,972	4.1. %
Executive Officers and Directors as a Group (three persons)	7,360,335	41.6%
* Denotes less than 1%

(1)
Beneficial ownership percentages gives effect to the completion of the Share Exchange, and are calculated based on  shares of Common Stock issued and outstanding.  Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. The number of shares beneficially owned by a person includes shares of Common Stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of November 5, 2010.  The shares issuable pursuant to the exercise of those options or warrants are deemed outstanding for computing the percentage ownership of the person holding those options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)
Includes 7,267,972 shares owned by CommerceTel Canada Corporation (“CTel Canada”) of which Mr. Becker may be deemed to be the beneficial owner in his capacity as President and Chief Executive Officer of that entity.  Mr. Becker disclaims beneficial ownership in the shares owned by CTel Canada in excess of his proportional ownership of CTEl Canada.

(3)
.Consists of shares held by CTel Canada of which Mr. Clarke may be deemed the beneficial owner in his capacity as Chairman of that entity.  Mr. Clarke disclaims beneficial ownership in the shares owned by CTel Canada in excess of his proportional ownership of CTEl Canada.

CHANGE OF CONTROL

On November 2, 2010, the Company, the Sellers and CTI entered into the Exchange Agreement and consummated the transaction contemplated thereunder.  Pursuant to the Exchange Agreement, the Company issued a total of 10,000,000 shares of common stock to the Sellers in exchange for the transfer to the Company of all issued and outstanding shares of CTI.  As a result of the Share Exchange, CTI, on the Closing Date, became the wholly-owned subsidiary of the Company and the Sellers acquired control of the Company.  The Company's sole officer and director tendered his resignation that became effective as of the Closing Date with respect to his officer’s position and on 11th day following the mailing of this Schedule 14F with respect to his position as a director .  However, he has agreed to stay for a limited period of time to allow for an orderly transition.  Under the Exchange Agreement, the Company appointed as its new chief executive officer and its new financial officer the individuals identified below.  Such appointments became effective on the Closing Date.  In addition, it elected new directors, also identified below, whose election will become effective on the 11th day following the mailing of this Schedule 14F.

CHANGES TO THE BOARD OF DIRECTORS

Shane Ellison has been the Company’s chief executive officer and treasurer, respectively, as well as our sole director since inception in September 2008.  On the date of the completion of the Share Exchange, Mr. Ellison tender ed his resignation as officer, effective immediately.  In addition, he will resign as a director, effective on the 11th day following the mailing of this Schedule 14F to our stockholders.  In connection therewith, effective on the date of completion of the Share Exchange, Dennis Becker was appointed Chief Executive Officer and Interim Chief Financial Officer.  Effective on the 11th day following the mailing of this Schedule 14F . David Souaid and H. Fraser Clarke  will be elected to fill vacancies on the Company’s Board of Directors: Thereafter, additional vacancies on our Board of Directors and officers may be elected from time to time by the Board or the Company’s stockholders.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board. There are no family relationships among directors and executive officers.  Following are brief descriptions of the business experience of each director, nominee for director and each newly appointed executive officer.

Name	Age	Position
Dennis Becker	37	Chief Executive Officer and Interim Chief Financial Officer
David Souaid	37	Director
H. Fraser Clarke	35	Director

Dennis Becker - Chief Executive Officer and Interim Chief Financial officer

Dennis Becker was appointed the Company’s Chief Executive Officer and a Director effective as of the closing date of the Share Exchange.  He will also act as the Company’s Interim Chief Financial Officer until a more permanent replacement will have been identified. Mr. Becker has been President and Chief Executive Officer of CommerceTel, Inc. since September, 2007.  He was a founder of Frontieric Corporation, a pioneer in providing complex call routing and merchant processing applications, where he was Chief Executive Officer from 2002 to 2005.  Mr. Becker was also Chief Executive Officer of Bexel Technologies, which served solutions to large enterprise, from 1999 to 2001.  Mr. Becker studied Computer Science at the University of Oregon and served in the United States  Air Force.

David Souaid, Director

David Souaid was elected a director of the Company on the date of closing of the Share Exchange, subject to the Company’s compliance with Section 14(f) of the Exchange Act.  He is currently the President of SterlingCard Payment Solutions and was previously the Senior Vice President, Sales and Marketing of Optimal Payments Inc., a credit card processing company, since 1999.  He has also been a director of Sterling Payment Solutions and Mercantile Advance Corp. since 2008 respectively.  He holds a B.A. in Political Science from Mount Allison University.

H. Fraser Clarke, Director

Herbert Fraser Clarke was elected a director of the Company on the date of closing of the Share Exchange, subject to the Company’s compliance with Section 14(f) of the Exchange Act.  He has been the President and Chief Operating Officer of Herbal Magic, a Toronto based weight loss company, since 2009.  From 2008 to 2009 he was Chief Financial Officer of NLRC, a Newfoundland based oil and gas refinery.  From 2005 to 2008, he was the Chief Executive Officer of the Hair Club, a hair restoration company. Mr. Clarke holds a business degree from Memorial University.  He is a chartered accountant and a chartered financial analyst.  He currently serves on a number of boards including Europe’s largest provider of hair loss solutions, a United States based mobile marketing company and a Canadian mid marketing leasing firm.

Employment Agreements

The Company is currently negotiating an employment agreement with Dennis Becker, the Company’s Chief Executive Officer.

Compensation of Directors

Compensation for the Directors and Executive Officers has not been determined at this time.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Commission Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.  Based upon (i) the copies of Section 16(a) reports that the Company received from such persons for their 2009 fiscal year transactions, the Company believes that there has been compliance with all Section 16(a) filing requirements applicable to such officers, directors, and five-percent beneficial owners for such fiscal year.

EXECUTIVE COMPENSATION

The Company has have never paid any compensation to any of its officers or directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

No director, officer, principal stockholder holding at least 5% of our common shares, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction, since the beginning of our last fiscal year ended September 30, 2010, in which the amount involved in the transaction exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports with the SEC.  These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

November 8, 2010

By order of the Board of Directors

/s/ Dennis Becker, Chief Executive Officer